UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant's name into English)

The Victorians
10 Earlsfort Terrace
Saint Kevin's
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Stock Purchase Agreement

On November 19, 2024, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), entered into a Stock Purchase Agreement, dated as of November 18, 2024 (the “Purchase Agreement”), with Quality Industrial Corp., a Nevada corporation (“Quality”), Ilustrato Pictures International Inc. (“Ilustrato”), and certain stockholders of Quality (together with Ilustrato, the “Sellers” and the Sellers together with Quality and the Company, the “Parties”). Under the Purchase Agreement, the Sellers agreed to sell 69.36% of the issued and outstanding capital stock of Quality to the Company in exchange for 3,818,969 Class A ordinary shares and 4,171,327 preferred shares of the Company, subject to adjustment, with provisions for the preferred shares to convert into 41,713,270 ordinary shares subject to shareholder approval and Nasdaq listing clearance. The Purchase Agreement also provides for a post-closing merger of Quality Industrial Corp. into a newly formed subsidiary of the Company, resulting in Quality becoming a wholly-owned subsidiary. The transaction is subject to customary closing conditions, including regulatory approvals. The Parties have also agreed to several post-closing covenants, including actions related to shareholder meetings and financing arrangements. The Purchase Agreement contains customary representations, warranties, and indemnification provisions, and certain unwinding and termination rights.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 2.1 to this Report on Form 6-K. The foregoing description has been included to provide investors and securityholders with information regarding the terms of the Purchase Agreement, and is qualified in its entirety by the terms and conditions of the Purchase Agreement. It is not intended to provide any other factual information about the Company, Quality, the Sellers, or their respective subsidiaries or affiliates. The Purchase Agreement contains representations, warranties and covenants by each of the Parties, which were made only for purposes of the Purchase Agreement. The representations, warranties and covenants in the Purchase Agreement were made solely for the benefit of the Parties, may be subject to limitations agreed upon by the Parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the Parties. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

The offer and sale of securities described above is being conducted as a private placement pursuant to and in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and/or Rule 506(b) of Regulation D promulgated thereunder for transactions not involving a public offering.

On November 19, 2024, the Company issued a press release to announce the Purchase Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information furnished herein (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Exchange Act or the Securities Act, except as expressly set forth by specific reference in such a filing.

Departure of Director

On November 14, 2024, Frederico Figueira de Chaves received a letter from Alla Jezmir informing the Company of her intention to resign as a director of Fusion Fuel Green PLC, effective immediately. On November 19, 2024, the Company disclosed Ms. Jezmir’s resignation in a press release. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto, the statements contained therein, and this Report on Form 6-K contain forward-looking statements and information relating to the Company that are based on the current beliefs, expectations, assumptions, estimates and projections of the Company’s management regarding the Company’s business and industry. When used in this report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to the Company or the Company’s management, are intended to identify forward-looking statements. These statements reflect management’s current view of the Company concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others, the Company’s ability to complete the acquisition of Quality and integrate its business, the ability of the Company, the Sellers and Quality to obtain all necessary consents and approvals in connection with the transaction, obtain clearance from The Nasdaq Stock Market LLC of an initial listing application in connection with the transaction, obtain required shareholder approval of the transaction, and the risks and uncertainties which are generally set forth under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024 (the “Annual Report”). Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report.

All forward-looking statements included herein attributable to the Company or other parties or any person acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, the Company undertakes no obligations to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Exhibit No.	Description

2.1	Stock Purchase Agreement, dated as of November 18, 2024, among Fusion Fuel Green PLC, Quality Industrial Corp., Ilustrato Pictures International Inc., and certain stockholders of Quality Industrial Corp.
99.1	Press Release dated November 19, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: November 20, 2024	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer